UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

February 13, 2020

Commission File Number 1-14712

ORANGE

(Translation of registrant’s name into English)

78, rue Olivier de Serres
75015 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

Press release

Paris, 13 February 2020

Financial results at 31 December 2019

Growth in 2019 revenues and EBITDAaL, with an acceleration in the 4th quarter

Solid commercial performance in France, excellent results in Africa & Middle East, return to growth in Enterprise revenues and sustained growth in Europe.

In millions of euros	4Q 2019	change comparable basis	change historical basis	12M 2019	change comparable basis	change historical basis
Revenues	11,088	1.1%	2.6%	42,238	0.6%	2.1%
EBITDAaL	3,288	1.3%	na	12,860	0.8%	na
Operating Income				5,927		22.7%
Consolidated net income				3,226		49.4%
eCAPEX (excluding licenses)	2,059	(7.0)%	na	7,293	0.6%	na
Operating Cash-Flow (EBITDAaL - eCAPEX)	1,228	19.3%	na	5,568	1.0%	na
Organic Cash Flow (telecom activities)				2,345		(5.8)%

Annual results confirm the achievement of the objectives announced for 2019[1].

•   Group revenues grew 0.6% in 2019 and 1.1% in the fourth quarter, accelerating from 0.8% in the previous quarter

•   This increase was driven by the still very strong momentum in Africa & Middle East, which grew 6.2%, and by the solid performance in Europe and the return of growth in Enterprise, up 1.4% and 1.0% respectively in 2019. These more than compensated for a very slight decline in France of 0.3% and a decline in Spain of 1.5% in 2019 due to that market's shift towards low cost.

•   Group EBITDAaL grew 0.8% in 2019 and 1.3% in the fourth quarter, accelerating from an increase of 0.2% in the previous quarter, and supported by revenue growth and cost control.

•   Excluding the effects of digital content offers, revenue and EBITDAaL growth was 0.8% and 1.5% respectively for 2019.

•   Group eCAPEX was up 0.6% in 2019, including the effect of sharing the mobile access network with Vodafone in Spain. Excluding this, eCAPEX decreased slightly. This performance was achieved against a backdrop of accelerating fiber deployment in France.

•   Organic Cash Flow from telecoms activities reached 2.3 billion euros, significantly exceeding the objectives announced for 2019.

These good results are the fruit of the Group's strategy centered on enhanced connectivity and new growth areas, which help to expand the customer bases:

•   Convergent offers totaled 10.8 million customers at December 31, 2019, up 3.4% year on year, enabling Orange to consolidate its position as Europe's leading convergent operator.

•   With 7.3 million fiber customers, Orange is the undisputed leader in fiber in Europe, posting strong growth in 2019 with 745,000 net sales in France and a record fourth quarter in both France and Poland with 239,000 and 47,000 net sales respectively.

•   In Africa & Middle East, 4G deployment continued, reaching more than 23.8 million customers by the end of 2019, an increase of 42.6% year on year. Orange Money, with a base of 18.2 million active customers at the end of 2019, grew 20.1% in one year.

•   IT&SI activities as a share of Enterprise revenues reached 37.2% in 2019, up 2 points compared to 2018. This increase reflects the performance of cloud and cybersecurity services, where Orange has become a European leader thanks to the acquisitions of SecureData and SecureLink.

•   At the end of 2019 Orange Bank had over 500,000 customers, including 390,000 account holders in France, and launched the offer in Spain.

In line with its environmental commitments, in 2019 Orange reduced its CO2 emissions by 5.4% in absolute terms compared to 2018, despite the growth in usage over its networks.

Outlook for 2020

Orange confirms its objectives for 2020, as announced at the Investor Day on 4 December 2019:

• EBITDAaL for 2020 will be "flat positive".

• 2020 eCAPEX, which includes the impact of network sharing agreements in Spain and Belgium, will be 200 million euros higher.

• Organic Cash Flow for telecoms activities in 2020 will be more than 2.3 billion euros, an improvement on the target announced at the Investor Day in December.

• The ambition to achieve additional net savings of 1 billion euros by 2023 on a defined indirect cost base of 14 billion euros in 2019 now becomes a committment.

• The target ratio of net debt to EBITDAaL for telecoms activities will be maintained at around 2x in the medium term.

• The payment of a dividend of 0.70 euros per share for the full year 2020 will be proposed, with an interim dividend of 0.30 euros per share to be paid in December 2020.

• Over the 2021-2023 period Orange will pay an annual dividend of at least 0.70 euros per share, without excluding the possiblityof an increase depending on Organic Cash Flow performance.

Commenting on the publication of these results, Stéphane Richard, Chairman and CEO of the Orange Group, said:

"In view of the highly competitive market context, 2019 was a successful year for Orange. We delivered revenue and EBITDAaL growth that accelerated in the 4th quarter. The Essentials2020 plan has been achieved confirming the validity of our strategy, which was rooted in the superiority of our networks, the richness of our services and the quality of our customer care.

This year we reached a level of 40 million households connectable to very high-speed broadbrand networks and are the undisputed fibre leader in Europe. We were named "Best Mobile Network" for the 9th consecutive year in France and now provide 4G in 15 of our Africa & Middle East countries. Finally, we successfully launched 5G in Romania, setting the scene for upcoming roll-outs in Europe.

This network leadership allowed us to continue our excellent commercial performance. Our convergent offers total 10.8 million customers (+3.4%), which confirms our number 1 position in Europe. We also increased our fibre customer base by 23% to 7.8 million, driven by net sales in France and Spain.

I'd like to highlight that once again this year Africa & Middle East is one of the main growth drivers for the Group. We now have nearly 24 million 4G customers (+43%) and 18.2 million active Orange Money customers (+20%).

In 2019 Orange also asserted its ambitions in cybersecurity, becoming a European leader thanks to the acquisitions of SecureData and SecureLink, thereby also strengthening the global network leadership position of Orange Business Services.

Last but not least, Orange reduced its CO2 emissions by 5.4% compared to the previous year at the same time as digital usage exploded on our networks. Orange is well placed to deliver its environmental commitments for the period to 2025.

Further strengthened by these positive results and thanks to carefully managed investments and improved operational efficiency, we are improving our guidance for Organic Cashflow for 2020. This will be the first year of our new Engage 2025 plan which, guided by our Purpose, will allow us to meet the formidable challenges ahead while delivering sustainable growth."

Key figures

Data at December 31

In millions of euros	12M 2019	12M 2018 comparable basis	12M 2018 historical basis	change comparable basis	change historical basis
Revenues	42,238	41,986	41,381	0.6%	2.1%
France	18,154	18,204	18,211	(0.3)%	(0.3)%
Spain	5,280	5,360	5,349	(1.5)%	(1.3)%
Europe	5,783	5,701	5,687	1.4%	1.7%
Africa & Middle-East	5,646	5,314	5,190	6.2%	8.8%
Enterprise	7,820	7,745	7,292	1.0%	7.2%
International Carriers & Shared Services	1,498	1,584	1,534	(5.4)%	(2.3)%
Intra-Group eliminations	(1,942)	(1,922)	(1,882)
EBITDAaL (1)	12,860	12,762	na	0.8%	na
o/w telecom activities	13,019	12,907	na	0.9%	na
As % of revenues	30.8%	30.7%	na	0.1 pt	na
France	7,135	7,130	na	0.1%	na
Spain	1,646	1,642	na	0.3%	na
Europe	1,492	1,443	na	3.4%	na
Africa & Middle-East	1,815	1,659	na	9.4%	na
Enterprise	1,191	1,212	na	(1.7)%	na
International Carriers & Shared Services	(261)	(178)	na	(46.3)%	na
o/w Orange Bank	(160)	(147)	na	(8.5)%	na
Operating Income	5,927		4,829		22.7%
o/w telecom activities	6,112		4,997		22.3%
o/w Orange Bank	(186)		(169)		(9.8)%
Consolidated net income	3,226		2,158		49.4%
Net income attributable to equity owners of the Group	3,006		1,954		53.8%
eCAPEX	7,293	7,248	na	0.6%	na
o/w telecom activities	7,265	7,212	na	0.7%	na
as % of revenues	17.2%	17.2%	na	0.0 pt	na
o/w Orange Bank	28	36	na	(23.4)%	na
Operating cash-flow (EBITDAaL - eCAPEX)	5,568	5,513	na	1.0%	na

(1)     Adjustments to the presentation of EBITDAaL are described in Appendix 2.

In millions of euros	December 31 2019	December 31 2018
Organic Cash Flow from telecoms activities	2,345	2,490
Net financial debt (1)	25,466	25,441
Ratio of financial debt / Adjusted EBITDA from telecom activities (2)	na	1.93
Ratio of financial debt / EBITDAaL from telecom activities (3)	1.96	na

(1) Net financial debt as defined and used by Orange does not take into account the activities of Orange Bank, for which this concept is not relevant.

(2) The ratio of net financial debt to adjusted EBITDA from telecom activities is calculated on the basis of the Group's net financial debt to adjusted EBITDA from telecom activities over the previous 12 months.

(3) The ratio of net financial debt to EBITDAaL from telecom activities is calculated on the basis of the Group's net financial debt to EBITDAaL from telecom activities calculated over the previous 12 months.

Quarterly data

In millions of euros	4Q 2019	4Q 2018 comparable basis	4Q 2018 historical basis	change comparable basis	change historical basis
Revenues	11,088	10,965	10,811	1.1%	2.6%
France	4,731	4,679	4,687	1.1%	0.9%
Spain	1,346	1,377	1,375	(2.3)%	(2.1)%
Europe	1,548	1,522	1,502	1.7%	3.1%
Africa & Middle-East	1,461	1,377	1,355	6.1%	7.8%
Enterprise	2,104	2,087	1,977	0.8%	6.4%
International Carriers & Shared Services	377	416	401	(9.3)%	(6.1)%
Intra-Group eliminations	(479)	(492)	(487)
EBITDAaL (1)	3,288	3,245	na	1.3%	na
o/w telecom activities	3,332	3,300	na	1.0%	na
As % of revenues	30.0%	30.1%	na	(0.0 pt)	na
o/w Orange Bank	(45)	(56)	na	20.0%	na
eCAPEX	2,059	2,215	na	(7.0)%	na
o/w telecom activities	2,054	2,209	na	(7.0)%	na
as % of revenues	18.5%	20.1%	na	(1.6 pt)	na
o/w Orange Bank	5	6	na	(14.4)%	na
Operating Cash-Flow (EBITDAaL - eCAPEX)	1,228	1,030	na	19.3%	na

(1)     Adjustments to the presentation of EBITDAaL are described in Appendix 2.

The Group adopted IFRS 16 "Leases" on January 1, 2019, according to the simplified retrospective approach, without restatement of prior period comparatives. The income statement and the presentation of segmented information were amended accordingly (depreciation of recognized right-of-use assets and interest expense relating to lease liabilities instead of operating lease expenses with, in particular, increased expenses from the interest component).

At the same time, the adoption of IFRS 16 led the Group to adapt its financial indicators with, since January 1, 2019, EBITDAaL (EBITDA after Leases), eCAPEX (Economic CAPEX) and the adaptation of Operating Cash flow (EBITDAaL less eCAPEX). See Appendix 4 Glossary.

2019 figures and 2018 figures on a comparable basis are presented according to the IFRS 16 accounting standard. 2018 historical figures are presented according to the IAS 17 accounting standard.

The Board of Directors of Orange SA met on February 12, 2020 and reviewed the consolidated financial statements at December 31, 2019.

The Group's statutory auditors performed their audit procedures on those financial statements and the audit reports relating to their certification are in the process of being issued.

More detailed information on the Group's financial statements and performance indicators is available on the Orange website in the "Investors/Results and Presentations" section:

www.orange.com

Comments on key Group figures[2]

Revenues

Orange Group revenues reached 42.2 billion euros in 2019, up 0.6%. Restated for the impact of digital content offers, revenues rose 0.8% in 2019. This momentum was driven by very strong growth in Africa & Middle East, and good performances by Enterprise and Europe, which together more than compensated for a slight reduction in France and a decline in Spain.

The main services delivered the following performances in 2019:

Revenues from Convergence - marketed in all European countries - were 7.1 billion euros in 2019, up 3.9%. This enabled Orange to consolidate its position as the leading convergent operator in Europe.

Revenues from mobile only services (10.5 billion euros) rose 0.9% year on year, thanks to the strong performance in Africa & Middle East.

Revenues from fixed only services (9.5 billion euros) declined 2.9% year on year as a result of the migration of customers to convergent services and the declining trend in fixed narrowband services.

Revenues from IT and integration services (3.0 billion euros) grew 7.1% in 2019. This was driven by cybersecurity and cloud services in the Enterprise segment, as well as by the Enterprise market in Poland.

Revenues from services to carriers were 7.9 billion euros, a very slight decrease of 0.1% in 2019. Growth in wholesale fixed services, notably revenues related to the construction of Public Initiative Networks (PIN) in France, was not fully offset by the decline in services to international carriers.

Revenues from equipment sales (3.1 billion euros) was 3.1% lower, impacted by a slowing market.

Customer base growth

There were 10.8 million convergent customers, up 3.4%, thanks to very strong growth in Europe.

There were 207.2 million mobile customers, an increase of 3.0%, driven by Africa & Middle East.

Fixed broadband customers totaled 20.7 million, up 2.7%, reflecting the acceleration of FTTH (Fibre to the Home) network deployment, notably in France.

EBITDAaL

Group EBITDAaL was 12.9 billion euros in 2019, an increase of 0.8% in the year and 1.3% in the fourth quarter, an acceleration of 0.2% on the previous quarter. Excluding the impact of digital content offers l'EBITDAaL grew 1.5% in 2019.

EBITDAaL from telecom activities was 13.0 billion euros in 2019, up 0.9%, driven by strong growth in Africa & Middle East (9.4%) and Europe (3.4%). EBITDAaL from telecom activities accounted for 30.8% of revenues in 2019, up 0.1 percentage points.

Operating income

Group operating income was 5,927 million euros compared to 4,829 million euros in 2018 on a historical basis, an increase of 22.7% or 1,098 million euros.

This increase is mainly due to the counter-effect of the charge recorded in 2018 for the new "part-time for seniors" plan and by the improvement in EBITDAaL.

Net income

Group net income was 3,226 million euros compared to 2,158 million euros in 2018 on a historical basis. The increase is linked to the growth in operating income and financial income (due in particular to the improvement in the cost of gross financial endebtedness), partially offset by the increase in the corporate tax charge.

eCAPEX

Group eCAPEX increased 0.6% in 2019 and was 7.0% lower in the fourth quarter, a sharp decline from the 4.0% increase over the first nine months of the year. This decline occurred in a context of accelerating fiber deployment in France.

At December 31, 2019, the Group had 39.5 million households connectable to very high-speed fixed broadband, a growth of 38.0% in France, 7.8% in Spain, and 24.6% in Poland year on year. The Group also continued to further strengthen its mobile network, with more than 99% 4G population coverage in France, Belgium and Poland, at least 95% in other European countries and 4G coverage across 15 countries in Africa & Middle East at December 31, 2019.

Organic Cash Flow from telecoms activities

In 2019, Organic Cash Flow for Group telecom activities reached 2.3 billion euros, in line with guidance. This represents a decrease of 145 million euros on a historical basis compared to 2018 which notably includes an increase in the corporate tax disbursement.

Changes in asset portfolio

In July 2019, Orange announced the disposal of its residual interest in BT Group plc for a net amount of 543 million euros.

In addition, following the acquisition of SecureData in January 2019, Orange finalized the acquisition of SecureLink in July, thus enabling the Group to position itself as a European leader in cybersecurity.

Finally, in November 2019, Orange divested its subsidiary Orange Niger as a result of the unfavorable market environment.

Dividend

In respect of the 2019 financial year, the Annual General Meeting of shareholders of 19 May 2020 will vote on the payment of a dividend of 0.70 euros per share. Taking account of the interim dividend of 0.30 euros per share paid on 4 December 2019, the balance of 0.40 euros per share will be paid to shareholders, subject to the approval of the Annual General Meeting, on June 4, 2020 with the ex-dividend date being June 2, 2020 and the record date being June 3, 2020.

In respect of the 2020 financial year, the payment of a dividend of 0.70 euros per share will be proposed to the Annual General Meeting of shareholders in 2021, and an interim dividend of 0.30 euros per share will be paid in December 2020.

Non-financial performance

In 2019, Orange reduced its CO2 emissions by 5.4% compared to 2018 despite the growth in usage over its networks.

Orange is therefore well on the path to meeting the commitment made in its Engage 2025 plan to reduce its CO2 emissions by 30% by 2025 compared to 2015. These results have been achieved thanks to the Group's continuous efforts to improve its energy efficiency, in particular on its network and its information system which are the source of 82% of its emissions.

In terms of waste management, Orange is continuing its efforts to improve mobile handset collection, which, for the first time, reached the equivalent of 30% of handsets sold in France in the 4th quarter of 2019.

With regard to its commitments on digital inclusion, Orange opened two Digital Centers (ODC) in 2019, in Tunisia and then in Senegal. The ODCs, which offer a support system for digital training and support for digital entrepreneurship, have as their mission the consolidation of Orange's position as a player of reference in the digital transformation of the countries where it is present.

Review by operating segment[3]

France

In millions of euros	4Q 2019	change comparable basis	change historical basis	12M 2019	change comparable basis	change historical basis
Revenues	4,731	1.1%	0.9%	18,154	(0.3)%	(0.3)%
Retail services	2,730	(0.2)%	(0.2)%	10,807	(1.6)%	(1.5)%
Convergence	1,142	5.6%	0.6%	4,397	3.9%	(1.4)%
Mobile Only	571	(4.6)%	(1.2)%	2,324	(4.3)%	(1.0)%
Fixed Only	1,017	(3.8)%	(0.4)%	4,086	(5.4)%	(2.0)%
Wholesale	1,422	4. %	3.6%	5,487	2.9%	2.7%
Equipment sales	439	(2.6)%	(2.6)%	1,351	(4.2)%	(4.2)%
Other revenues	141	11.8%	8.5%	509	5.7%	4.8%
EBITDAaL				7,135	0.1%	na
EBITDAaL / Revenues				39.3%	0.1 pt	na
Operating Income				3,892	-	21.7%
eCAPEX				4,052	10.9%	na
eCAPEX / Revenues				22.3%	2.2 pt	na

In France, a good commercial performance in both mobile and fixed broadband with fiber hitting a historic high.

France revenues declined slightly, down 0.3% in 2019 but recovered in the fourth quarter with growth of 1.1%. Restated for the impact of digital content offers, France revenues rose 0.2% in 2019.

Revenue from retail services was down 1.6% in 2019, but improved in the fourth quarter with a slight decrease of 0.2%, compared to a 2.0% decline in the previous quarter. In 2019, convergent revenues grew 3.9%, driven by the success of the Group's convergent strategy with 0.2 points of growth in the consumer broadband convergence rate. Mobile only revenues declined 4.3% and fixed only revenues declined 5.4% in 2019, impacted by migrations to convergent offers and the ongoing reduction in narrowband services.

When restated for the effect of digital content offers, in order to assess better the underlying performance, and for the decline in revenues from traditional fixed line (PSTN) revenues, retail services revenues rose 1.7% in the fourth quarter, at a higher level than in the previous quarter (+1.5%). When restated for the effect of digital content offers, in the fourth quarter of 2019 convergent ARPO increased 1.1 euros year on year to 67.7 euros, mobile only ARPO increased 0.18 euros to 16.9 euros and fixed broadband ARPO decreased slightly by 0.12 euros.

Revenues from wholesale continued to grow, with growth of 2.9% in 2019 and 4.1% in the fourth quarter, accelerating from the 3.3% in the previous quarter. This momentum was driven by the leasing of FTTH lines, FTTH maintenance and the construction of fiber networks in PIN areas, which offset the decline in unbundling and national roaming.

Revenues from equipment sales were down 4.2% in 2019 and 2.6% in the fourth quarter, an improvement on the 4.0% decline in the previous quarter.

The good commercial performances of the fourth quarter were supported in particular by the mobile contract base, with a solid quarter of 47,000 net customer additions in a still aggressive market. The commercial strategy focused on profusion is bearing fruit, with the commercial success of Open multi-lines, with 81,000 net additions. In the fourth quarter, mobile contract churn (excluding M2M) was 13.3%, down 0.5 points year on year thanks to the good performance of the Sosh churn and convergence.

Fixed broadband registered 49,000 net additions in the fourth quarter, with 239,000 net additions for fiber, a new all-time record. At December 31, 2019, Orange had 16.3 million connectable households and is the undisputed leader in fiber in France with a total of 3.3 million customers. The premium component of the fixed broadband customer base rose 0.7 percentage points year on year.

The convergent customer base rose 2.5% to reach 5.8 million customers, representing 55% of the retail customer base.

EBITDAaL for France grew 0.1% in 2019 to 7,135 million euros, a margin of 39.3%, up 0.1 points year on year.

France's eCAPEX reached 4,052 million euros in 2019, up 10.9% year on year. This increase in eCAPEX supported the acceleration of fiber deployments with 4.5 million additional connectable households in 2019 compared to 2.7 million additional households in 2018.

Spain

In millions of euros	4Q 2019	change comparable basis	change historical basis	12M 2019	change comparable basis	change historical basis
Revenues	1,346	(2.3)%	(2.1)%	5,280	(1.5)%	(1.3)%
Retail services	938	(3.4)%	(2.5)%	3,760	(2.9)%	(2.5)%
Convergence	525	(3.1)%	(2.7)%	2,092	(2.4)%	(2.4)%
Mobile Only	284	(6.4)%	(4.3)%	1,161	(5.7)%	(4.5)%
Fixed Only	127	1.0%	1.0%	501	1.0%	1.0%
IT & Integration services	2	742.8%	742.8%	6	475.6%	475.6%
Wholesale	241	5.6%	5.7%	901	11.9%	11.2%
Equipment sales	167	(6.1)%	(9.9)%	620	(9.5)%	(9.5)%
EBITDAaL				1,646	0.3%	na
EBITDAaL / Revenues				31.2%	0.5 pt	na
Operating Income				626	-	12.7%
eCAPEX				812	(24.0)%	na
eCAPEX / Revenues				15.4%	(4.6 pt)	na

Spain preserved value and operational efficiency in an environment marked by a shift in the market towards low cost.

Spain's revenues fell 1.5% in 2019 and 2.3% in the fourth quarter, in the context of a market moving towards the low-cost segment.

Retail services revenues were particularly impacted by this bearish environment, declining 2.9% in 2019. Convergent and mobile only revenues decreased 2.4% and 5.7% respectively, while fixed only revenues grew 1.0% in 2019.

Revenue from equipment sales also followed this market trend and declined 9.5% in 2019 and 6.1% in the fourth quarter, an improvement compared to the 12.7% decline in the previous quarter.

Wholesale revenues continued to grow, rising 11.9% in 2019 and 5.6% in the fourth quarter.

In this context, Spain's objective is to preserve value more than volumes and to increase its operational efficiency.

In line with the objective of preserving the customer base value, Spain's convergent ARPO increased 1.2 euros since the end of the third quarter of 2019 to 59.1 euros in the fourth quarter 2019. Net additions in the fourth quarter fell by 25,000 for fixed broadband and 51,000 for mobile contracts (excluding M2M).

In line with the cost efficiency objectives, and thanks in particular to digitalization efforts in distribution and customer support, Spain's EBITDAaL margin increased from 30.6% at the end of 2018 to 31.2% at the end of 2019, an increase of 0.5 percentage points year on year. EBITDAaL was 1,646 million euro in 2019, up 0.3%.

The eCAPEX level decreased 24.0% in 2019, due primarily to a deceleration in the pace of FTTH deployment with a connectable customer base of 14.9 million lines, and secondly to the disposal of just over 1,000 non-strategic mobile sites.

Europe

In millions of euros	4Q 2019	change comparable basis	change historical basis	12M 2019	change comparable basis	change historical basis
Revenues	1,548	1.7%	3.1%	5,783	1.4%	1.7%
Retail services	942	2.4%	4.6%	3,641	2.9%	3.6%
Convergence	170	28.5%	28.7%	623	34.0%	33.3%
Mobile Only	531	(2.2)%	(2.1)%	2,143	(2.1)%	(2.3)%
Fixed Only	157	(8.0)%	(7.4)%	644	(7.2)%	(7.7)%
IT & Integration services	84	13.4%	50.1%	232	20.3%	47.4%
Wholesale	269	(7.5)%	(7.3)%	1,071	(6.5)%	(6.9)%
Equipment sales	292	10.8%	10.9%	898	3.8%	3.5%
Other revenues	45	(4.9)%	(6.7)%	173	14.5%	11.9%
EBITDAaL				1,492	3.4%	na
EBITDAaL / Revenues				25.8%	0.5 pt	na
Operating Income				382	-	12.6%
eCAPEX				869	(1.7)%	na
eCAPEX / Revenues				15.0%	(0.5 pt)	na

Revenue growth and improved profitability in Europe.

Revenues for Europe (consisting of Belgium, Luxembourg, Moldova, Poland, Romania and Slovakia) rose 1.4% in 2019 and 1.7% in the fourth quarter, an acceleration compared to the 1.4% of the previous quarter. This increase is due to solid growth in retail services, but was still impacted by a decline in wholesale services.

Retail services revenues grew 2.9% in 2019, an acceleration compared to the 1.7% of 2018.

In this segment, revenues from convergent offers continued to grow strongly, up 34.0% in 2019 and 28.5% in the fourth quarter.

Mobile only revenues declined 2.1% in 2019 and 2.2% in the fourth quarter, affected in particular by migrations towards convergence offers which now account for 19% of net mobile contract additions. The mobile contract base, excluding M2M, recorded 101,000 net additions in the fourth quarter, a better performance than the third quarter (86,000).

Fixed only revenues declined 7.2% in 2019 and 8.0% in the fourth quarter. Nevertheless, the foundations for broadband growth were established with the FTTH customer base up 35.7% in 2019 to 761,000 customers.

Revenues from IT and integration services continued to increase strongly, up 20.3% in 2019 and 13.4% in the fourth quarter, essentially due to Poland.

Wholesale revenues decreased 6.5% in 2019 and 7.5% in the fourth quarter, with the decline due mainly to the loss in 2018 of an MVNO contract in Belgium.

At the European country level, Poland reported the sixth consecutive quarter of revenue growth (up 2.1% in 2019). In addition to the success of convergence, growth in Poland was also driven by better equipment sales, growth in other revenues (energy offers) and the stronger performance of IT and integration services.

Revenue growth in Belgium and Luxembourg was 3.3% in 2019 and 4.8% in the fourth quarter, accelerating from 2.5% in the third quarter and 2.8% in the first half of the year. This momentum was the result of the acceleration in net mobile contract additions and convergence.

The countries of Central Europe had a revenue decline of 0.7% in 2019 but with growth of 0.5% in the fourth quarter, an improvement on the 0.9% decrease recorded in the previous quarter.

EBITDAaL in Europe increased 3.4% in 2019, a slight acceleration compared to the 3.3% increase in adjusted EBITDA in 2018. This improvement is explained by the positive trend in revenues and a limited increase in operating expenses.

Africa & Middle East

In millions of euros	4Q 2019	change comparable basis	change historical basis	12M 2019	change comparable basis	change historical basis
Revenues	1,461	6.1%	7.8%	5,646	6.2%	8.8%
Retail services	1,229	8.5%	10.0%	4,738	8.6%	11.1%
Mobile Only	1,098	9.7%	11.2%	4,230	8.6%	11.1%
Fixed Only	127	6.4%	8.6%	493	10.3%	13.5%
IT & Integration services	4	(69.5)%	(69.5)%	14	(33.0)%	(32.8)%
Wholesale	191	(8.0)%	(6.2)%	780	(6.4)%	(3.8)%
Equipment sales	29	2.6%	7.5%	96	8.9%	13.6%
Other revenues	12	59.9%	58.5%	32	5.5%	7.4%
EBITDAaL				1,815	9.4%	na
EBITDAaL / Revenues				32.2%	0.9 pt	na
Operating Income				939	-	42.5%
eCAPEX				987	(2.0)%	na
eCAPEX / Revenues				17.5%	(1.5 pt)	na

Continued strong growth in Africa & Middle East underpinned by a solid performance in retail services.

Africa & Middle East, which was the strongest contributor to the Group's growth in 2019, had revenue growth of 6.2% in 2019 and 6.1% in the fourth quarter. This performance is mainly due to the sustained increase in retail services, which rose 8.6% in 2019.

This momentum primarily stems from the continued growth in mobile only services, up 8.6% in 2019 and 9.7% in the fourth quarter thanks to the excellent performance of the growth drivers 4G and Orange Money. Africa & Middle East now has 23.8 million 4G customers - an increase of 42.6% year on year. For its part, the active Orange Money customer base reached 18.2 million[4], up 20.1% year on year. The countries of Africa & Middle East have a combined 122 million mobile customers, a 3.3% increase year on year. The composition of the prepaid mobile customer base improved, with churn down 4.5 percentage points compared with the fourth quarter of 2018.

Revenue growth was also driven by momentum in fixed only services, which grew 10.3% in 2019 and 6.4% in the fourth quarter, thanks in particular to broadband services which now number 1.2 million customers, up 20.7% year on year.

Wholesale revenues decreased by 6.4% in 2019 and 8.0% in the fourth quarter, principally due to the decline in volumes from direct international incoming traffic.

This strong growth was driven by all countries in the region (with the exception of Jordan) with seven of the countries delivering double-digit growth in 2019.

EBITDAaL in Africa & Middle East grew 9.4%, more than the growth in revenues, with a margin of 32.2%, up 0.9 percentage points year on year, due to efforts to control costs.

Enterprise

In millions of euros	4Q 2019	change comparable basis	change historical basis	12M 2019	change comparable basis	change historical basis
Revenues	2,104	0.8%	6.4%	7,820	1.0%	7.2%
Fixed Only	1,007	(0.9)%	(0.1)%	3,963	(1.7)%	(0.8)%
Voice	325	(5.7)%	(5.8)%	1,289	(6.8)%	(7.0)%
Data	682	1.6%	2.9%	2,674	1.0%	2.4%
IT & Integration services	846	5.3%	20.5%	2,909	6.5%	25.8%
Mobile *	251	(6.0)%	(6.0)%	949	(3.6)%	(3.5)%
Mobile Only	186	(3.8)%	(3.8)%	727	(2.1)%	(2.1)%
Wholesale	8	(20.4)%	(20.4)%	34	(3.9)%	(3.9)%
Equipment sales	58	(10.3)%	(10.3)%	187	(8.7)%	(8.7)%
EBITDAaL				1,191	(1.7)%	na
EBITDAaL / Revenues				15.2%	(0.4 pt)	na
Operating Income				772	-	0.9%
eCAPEX				404	10.3%	na
eCAPEX / Revenues				5.2%	0.4 pt	na

Revenue growth for the fifth consecutive quarter.

Enterprise sector revenues increased 1.0% in 2019 and 0.8% in the fourth quarter, delivering the fifth consecutive quarter of growth and the first year of growth since 2016 driven by IT and integration service.

Revenues from IT and integration services rose strongly, up 6.5% in 2019, an acceleration compared to the 4.8% increase in 2018 and the 2.6% growth of 2017. This momentum illustrates the strong performance of both cybersecurity and cloud activities, whose organic growth, excluding acquisitions, was 24% and 19% respectively for the year.

The slowdown in the decline in fixed services, which fell 1.7% in 2019 compared to a 2.4% decline in 2018 and 3.5% in 2017, can be explained by good momentum in data. Data grew 1.0% in 2019 and 1.6% in the fourth quarter. This increase was driven by the expansion of WAN offers in France, supported by the penetration of fiber among our Enterprise customers.

The performance of IT and integration services and resilience of data during the year more than offset the 3.6% decline in Mobile and 6.8% decrease in Voice revenues.

EBITDAaL decreased 1.7% in 2019 and the EBITDAaL margin reached 15.2%. This decline is explained by changes in the Enterprise product mix and in particular the growing proportion of IT and integration services in revenues. We confirm our ambition to return Enterprise to EBITDAaL growth by the end of 2021.

The eCAPEX for the segment rose 10.3% in 2019, due mainly to the increase in customer eCAPEX linked to large-scale deployments for key accounts.

* Mobile revenues include mobile services and mobile equipment sales invoiced to businesses and incoming mobile traffic from businesses invoiced to other carriers.

** Organic growth does not take into account the revenue from acquisitions made over the past 12 months. Note that the calculation of data on a comparable basis minimizes cloud and cybersecurity growth over the first nine months of the year because it takes into account revenue from new acquisitions but considers that their growth was zero over the period.

International Carriers & Shared Services

In millions of euros	4Q 2019	change comparable basis	change historical basis	12M 2019	change comparable basis	change historical basis
Revenues	377	(9.3)%	(6.1)%	1,498	(5.4)%	(2.3)%
Wholesale	266	(13.8)%	(9.6)%	1,077	(10.6)%	(6.3)%
Other revenues	111	3.6%	3.3%	421	11.0%	9.6%
EBITDAaL				(261)	(46.3)%	na
EBITDAaL / Revenues				(17.4)%	(6.1 pt)	na
Operating Income				(499)	-	4.1%
eCAPEX				141	(39.3)%	na
eCAPEX / Revenues				9.4%	(5.3 pt)	na

Revenues from International Carriers and Shared Services declined 5.4% in 2019 with the decline in services to international carriers.

At the same time, Other Revenues continued to grow, increasing 11.0% in 2019. Other revenues consist mainly of the laying and maintenance of submarine cables, content (OCS and Orange Studio), consulting (Sofrecom) and secure-TV access (Viaccess).

Orange Bank

In millions of euros	12M 2019	change comparable basis	change historical basis
Net Banking Income (NBI)	40	(6.3)%	(6.3)%
Cost of banking credit risk	(10)	(41.7)%	(41.7)%
Operating income	(186)	na	(9.8)%
eCAPEX	28	(23.4)%	na

At December 31, 2019, Orange Bank had 390,000 account holders in France and a total of more than 500,000 customers, 29% of whom have consumer loans. The fourth quarter was marked by the launch of the offer in Spain and mobile handset financing due to synergies with the telecom activities.

Net Banking Income was down 6.3% despite the NBI growth of the Orange Bank offer in France, due to the revaluation of securities portfolios.

Operating income (loss) was down 9.8% on a historical basis, principally as a result of charges related to the launch of the Orange Bank offer in Spain

Schedule of upcoming events

30 April 2020: Q1 2020 results

Contacts

press: +33 1 44 44 93 93 Jean-Bernard Orsoni jeanbernard.orsoni@orange.com Tom Wright tom.wright@orange.com Olivier Emberger olivier.emberger@orange.com financial communication: +33 1 44 44 04 32

(analysts and investors)

Patrice Lambert-de Diesbach
p.lambert@orange.com

Isabelle Casado

isabelle.casado@orange.com

Samuel Castelo

samuel.castelo@orange.com

Didier Kohn
didier.kohn@orange.com

Aurélia Roussel
aurelia.roussel@orange.com

Andrei Dragolici
andrei.dragolici@orange.com

Disclaimer

This press release may contain forward-looking statements about Orange, notably on objectives and trends related to Orange’s financial situation, investments, results of operations, business and strategy. Although we believe these statements are based on reasonable assumptions, they are subject to numerous risks and uncertainties, including matters not yet known to us or not currently considered material by us, and there can be no assurance that anticipated events will occur or that the objectives set out will actually be achieved. More detailed information on the potential risks that could affect our financial results is included in the Registration Document filed on March 21, 2019 with the French Financial Markets Authority (AMF) and in the annual report (Form 20-F) filed on April 16, 2019 with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made. Other than as required by law, Orange does not undertake any obligation to update them in light of new information or future developments.

Appendix 1: indicators used until 31 December 2018 (historical basis)

In millions of euros	4Q 2018 historical basis	12M 2018 historical basis
Group
Adjusted EBITDA	3,334	13,005
o/w telecom activities	3,390	13,151
As % of revenues	31.4%	31.8%
France		7,076
Spain		1,700
Europe		1,508
Africa & Middle-East		1,667
Enterprise		1,245
International Carriers & Shared Services		(45)
o/w Orange Bank	(56)	(147)
CAPEX (excluding licenses)	2,301	7,442
o/w telecom activities	2,295	7,406
As % of revenues	21.2%	17.9%
o/w Orange Bank	6	36
Operating Cash-Flow (Adjusted EBITDA - CAPEX)	1,033	5,563
France
Adjusted EBITDA	na	7,076
Adjusted EBITDA / Revenues	na	38.9%
CAPEX	na	3,656
CAPEX / Revenues	na	20.1%
Spain
Adjusted EBITDA	na	1,700
Adjusted EBITDA / Revenues	na	31.8%
CAPEX	na	1,120
CAPEX / Revenues	na	20.9%
Europe
Adjusted EBITDA	na	1,508
Adjusted EBITDA / Revenues	na	26.5%
CAPEX	na	953
CAPEX / Revenues	na	16.8%
Middle East & Africa
Adjusted EBITDA	na	1,667
Adjusted EBITDA / Revenues	na	32.1%
CAPEX	na	1,008
CAPEX / Revenues	na	19.4%
Enterprise
Adjusted EBITDA	na	1,245
Adjusted EBITDA / Revenues	na	17.1%
CAPEX	na	353
CAPEX / Revenues	na	4.8%
International Carriers & Shared Services
Adjusted EBITDA	na	(45)
Adjusted EBITDA / Revenues	na	(3.0)%
CAPEX	na	316
CAPEX / Revenues	na	20.5%
Orange Bank
CAPEX	na	36

Appendix 2: adjusted data to income statement items

2019 data	4th quarter			December 31
In millions of euros	Adjusted data,	Presentation adjustments,	Income statement,	Adjusted data,	Presentation adjustments,	Income statement,
Revenues	11,088	-	11,088	42,238	-	42,238
External purchases	(4,887)	-	(4,887)	(17,897)	-	(17,897)
Other operating income	195	-	195	720	-	720
Other operating expense	(249)	(65)	(313)	(527)	(72)	(599)
Labor expenses	(2,203)	56	(2,147)	(8,470)	(24)	(8,494)
Operating taxes and levies	(294)	-	(294)	(1,827)	-	(1,827)
Gains (losses) on disposal of fixed assets, investments and activities	-	168	168	-	277	277
Restructuring costs	-	(69)	(69)	-	(132)	(132)
Depreciation and amortization of financed assets	(6)	-	(6)	(14)	-	(14)
Depreciation and amortization of right-of-use assets	(324)	-	(324)	(1,239)	-	(1,239)
Impairment of financed assets	-	-	-	-	-	-
Impairment of right-of-use assets	0	(9)	(8)	(0)	(33)	(33)
Interests expenses on liabilities related to financed assets	(0)	0	-	(1)	1	-
Interests expenses on lease liabilities	(31)	31	-	(122)	122	-
EBITDAaL	3,288	114	-	12,860	138	-
Significant litigation	6	(6)	-	(49)	49	-
Specific labor expenses	(6)	6	-	(23)	23	-
Fixed assets, investments and business portfolio review	168	(168)	-	277	(277)	-
Restructuring program costs	(78)	78	-	(165)	165	-
Acquisition and integration costs	(7)	7	-	(24)	24	-
Interests expenses on liabilities related to financed assets	-	(0)	(0)	-	(1)	(1)
Interests expenses on lease liabilities	-	(31)	(31)	-	(122)	(122)

2018 historical data	4th quarter			December 31
In millions of euros	Adjusted data,	Presentation adjustments,	Income statement,	Adjusted data,	Presentation adjustments,	Income statement,
Revenues	10,811		10,811	41,381	-	41,381
External purchases	(5,087)	-	(5,087)	(18,563)	-	(18,563)
Other operating income (1)	245	-	245	760	-	760
Other operating expense	(228)	-	(228)	(496)	(9)	(505)
Labor expenses	(2,112)	(693)	(2,805)	(8,268)	(806)	(9,074)
Operating taxes and levies	(294)	(0)	(294)	(1,809)	(31)	(1,840)
Gains (losses) on disposal of fixed assets, investments and activities	-	18	18	-	17	17
Restructuring and integration costs	-	(122)	(122)	-	(199)	(199)
Adjusted EBITDA	3,334	(797)	-	13,005	(1,028)	-
Significant litigation	5	(5)	-	(33)	33	-
Specific labor expenses	(697)	697	-	(812)	812	-
Review of the investments and business portfolio	18	(18)	-	17	(17)	-
Restructuring and integration costs	(123)	123	-	(200)	200	-
Reported EBITDA	2,537		2,537	11,977		11,977

(1) Including gains (losses) on disposal of fixed assets.

Appendix 3: key performance indicators

In thousand, at the end of the period		December 31 2019	December 31 2018
Number of convergent customers		10,762	10,412
Number of mobile services customers (excluding MVNOs)		207,211	201,148
o/w	Customers with convergent offers	19,154	18,187
	Customers with mobile only offers	188,057	182,960
o/w	Contract customers	74,205	70,783
	Prepaid customers	133,006	130,365
Number of fixed broadband services customers		20,685	20,144
o/w	Customers with very high-speed broadband access	7,792	6,343
o/w	Customers with convergent offers	10,762	10,412
	Customers with fixed only offers	9,923	9,732
Number of fixed telephony customers		37,809	40,199
Group total		265,705	261,490

2018 data is on a comparable basis.

The key indicators by country are shown in the Investors section of the Orange Group website, orange.com, in the document "Orange Investors data book Q4 2019". This is directly accessible through the following link:

www.orange.com/en/Investors/Results-and-presentations/Folder/All-consolidated-results

Appendix 4: glossary

Key figures

Data on a comparable basis: data based on comparable accounting principles, scope of consolidation and exchange rates are presented for previous periods. The transition from data on an historical basis to data on a comparable basis consists of keeping the results for the period ended and then restating the results for the corresponding period of the preceding year for the purpose of presenting, over comparable periods, financial data with comparable accounting principles, scope of consolidation and exchange rate. The method used is to apply to the data of the corresponding period of the preceding year, the accounting principles and scope of consolidation for the period just ended as well as the average exchange rate used for the income statement for the period ended. Changes in data on a comparable basis reflect organic business changes. Data on a comparable basis is not a financial aggregate as defined by IFRS and may not be comparable to similarly-named indicators used by other companies.

EBITDAaL or "EBITDA after Leases" (from January 1, 2019): operating income (i) before depreciation and amortization of fixed assets, effects resulting from business combinations, reclassification of cumulative translation adjustment from liquidated entities, impairment of goodwill and fixed assets, share of profits (losses) of associates and joint ventures, (ii) after interest on debts related to financed assets and on lease liabilities, and (iii) adjusted for significant litigation, specific labor expenses, fixed assets, investments and businesses portfolio review, restructuring programs costs, acquisition and integration costs and, where appropriate, other specific elements. EBITDAaL is not a financial aggregate as defined by IFRS standards and may not be directly comparable to similarly-named indicators in other companies.

eCAPEX or "economic CAPEX" (from January 1, 2019): (i) acquisitions of property, plant and equipment and intangible assets, excluding telecommunications licenses and financed assets, (ii) less the price of disposal of property, plant and equipment and intangible assets. eCAPEX is not a financial performance indicator as defined by IFRS standards and may not be directly comparable to indicators referenced by similarly-named indicators in other companies.

Operating Cash Flow (EBITDAaL - eCAPEX from January 1, 2019): EBITDAaL (see definition) less eCAPEX (see definition). Orange uses this indicator to measure the performance of the Group in generating cash from its operations. Operating Cash Flow is not a financial aggregate defined by IFRS and may not be comparable to similarly-named indicators used by other companies.

Organic Cash Flow (telecoms activities): for the perimeter of the telecoms activities, this corresponds to the net cash generated by the operating activities, minus (i) lease liabilities repayments and debts related to financed assets repayments, and (ii) purchases and sales of property, plant and equipment and intangible assets, net of change in the fixed assets payables, (iii) excluding effect of telecommunication licenses paid and significant principal litigations paid or received. Operating Cash Flow from telecom activities is not a financial aggregate defined by IFRS and may not be comparable to similarly-named indicators used by other companies.

Reported EBITDA (until December 31, 2018): operating income before depreciation and amortisation, before impacts related to acquisitions of controlling interests, before reversal of reserves of liquidated entities, before impairment of goodwill and assets, and before income from associates. Reported EBITDA is not a financial aggregate as defined by IFRS standards and may not be directly comparable to similarly-named indicators in other companies.

Adjusted EBITDA (until December 31, 2018): reported EBITDA (see definition), adjusted for the impacts of key disputes, specific personnel expenses, the review of the portfolio of shares and operations, restructuring and consolidation costs, and, as applicable, other specific and systematically identified items. Adjusted EBITDA is not a financial aggregate as defined by IFRS standards and may not be directly comparable to similarly-named indicators in other companies.

CAPEX (until December 31, 2018): capital expenditure on tangible and intangible assets excluding telecommunication licenses and investments through finance leases. CAPEX is not a financial performance indicator as defined by IFRS standards and may not be directly comparable to indicators referenced by similarly-named indicators in other companies.

Operating Cash Flow (Adjusted EBITDA - CAPEX until December 31, 2018): Adjusted EBITDA less CAPEX. Orange used this indicator to measure the performance of the Group in generating cash from its operations. Operating Cash Flow is not a financial aggregate defined by IFRS and may not be comparable to similarly-named indicators used by other companies.

Convergence

The customer base and the revenues invoiced to convergence services customers (excluding equipment sales) was for convergent offers defined as the combination of, at a minimum, a fixed broadband access and a mobile contract subscribed by retail market customers.

Convergent ARPO: the average quarterly revenues per convergent offer (ARPO) is calculated by dividing revenues from retail convergent services offers invoiced to customers generated over the past three months (excluding IFRS 15 adjustments) by the weighted average number of retail convergent offers over the same period. ARPO is expressed by monthly revenues per convergent offer.

Mobile Only services

Revenues from Mobile Only services consists of revenues invoiced to customers of mobile offers excluding retail convergence and equipment sales. The customer base includes customers with a contract excluding retail convergence, machine-to-machine contracts and prepaid cards.

Mobile Only ARPO: the average quarterly revenues from Mobile Only (ARPO) is calculated by dividing the revenue from Mobile Only services (excluding machine-to-machine and IFRS 15 adjustments) generated over the past three months by the weighted average of Mobile Only customers (excluding machine-to-machine) over the same period. The ARPO is expressed as monthly revenues per Mobile Only customer.

Fixed Only services

Revenues from Fixed Only services include the revenue of fixed services excluding retail convergence and equipment sales: traditional fixed-line telephony, fixed broadband and enterprise solutions and networks[5]. The customer base consists of fixed-line telephony and fixed broadband customers, excluding retail convergence customers.

Fixed Only Broadband ARPO: the average quarterly revenues from Fixed Only Broadband (ARPO) is calculated by dividing the revenue from Fixed Only Broadband services (excluding IFRS 15 adjustments) generated over the past three months by the weighted average of Fixed Only Broadband customers over the same period. ARPO is expressed as monthly revenues per Fixed Only Broadband customer.

IT & integration services

Revenues from IT and integration services include revenue from unified communication and collaboration services (Local Area Network and telephony, consulting, integration, project management and video conferencing offers), hosting and infrastructure services (including cloud computing), application services (customer relations management and other application services), security services, machine-to-machine services (excluding connectivity), as well as equipment sales for the products and services above.

Wholesale

Revenues from other carriers consists of (i) mobile services to other carriers including incoming traffic, visitor roaming, network sharing, national roaming and Mobile Virtual Network Operators (MVNOs), and (ii) fixed services to other carriers including national networking, services to international carriers, high-speed and very high-speed broadband access (fibre access, unbundling of telephone lines and xDSL access sales) and the sale of telephone lines on the wholesale market.

[1] Unless otherwise stated, changes are on a comparable basis.

[2] Unless otherwise stated, changes are on a comparable basis.

[3] Unless otherwise stated, changes are on a comparable basis.

[4] Customers making at least one transaction per month.

[5] With the exception of France, where enterprise solutions and networks are listed under the Enterprise business segment.

ORANGE

Date: February 13, 2020	By:	/S/ Patrice Lambert - de Diesbach
	Name:	Patrice Lambert - de Diesbach
	Title:	Senior VP, Head of Investor Relations